JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

Doc

16 August 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached copies of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. ("Company") dated August 3, 2005 regarding the change in the shareholdings of a director of the Company;

2. SEC Form 17-Q (Quarterly Report) of the Company as of and for the period ended June 30, 2005.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Month Day
1 2	3 1	1 7 - C	**Second Thursday of June**

Disclosure on change in shareholdings of a director

Secondary License Type, If Applicable: N/A

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ____________ LCU ____________

Document I.D. ____________ Cashier ____________

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 3, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated August 1, 2005 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 2,000,000 common shares on July 28, 2005.

-- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 3, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

1 August 2005

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired 2,000,000 common shares on July 28, 2005.

As a result of the abovementioned acquisition, the present shareholdings of Mr. James L. Go in the Company is 216,679,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

Corp Sec.

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos	633-7631
(Contact Person)	(Company Telephone Number)

12 31	17Q	
Month *Day* (Fiscal Year)	(Form Type)	*Month* *Day* (Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2005**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: ______ (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

   Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

__Results of Operations__

Six Months Ended June 30, 2005 vs. June 30, 2004

JG Summit posted a ₱916.0 million profits for the 2nd quarter of 2005, bringing its half-year net income to ₱1.71 billion, up by 24.2% against last year's ₱1.38 billion for the same period. This includes non-recurring income of ₱62.1 million in 2005 and ₱65.5 million in 2004. Excluding such, net income for the six-month period would have increased by as much as 25.7%.

Consolidated revenues were up 8.4%, from ₱29.85 billion last year to ₱32.36 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses, foods and real estate development, plus the revenue contribution of our telecoms business driven by the revenue generated by our mobile phone business. Sales of our other business units (BUs) such as textile business also contributed to the increase. Our investment income, which includes revenue generated from our capital markets business and interest income from various investment portfolio further boosted our company's revenues. Growth from these BUs however, have been limited due to the continued slide in the sales of our petrochemical business as its revenue this year slid down by 50.6% over last year for the same period.

Gross profit for the 1st half of the year amounted to ₱10.30 billion, a 4.7% increase, slightly higher than last year's ₱9.84 billion. Rising costs of services in the air transportation and mobile phone businesses have limited the growth of our gross margins. Operating expenses went up 11.2% from ₱7.5 billion for the first six months last year to ₱8.3 billion this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations have all contributed to such increase.

Interest expense incurred for the 1st half of 2005 went up by 11.7%, from ₱2.91 billion last year to ₱3.25 billion this year attributable to the increase in our long-term foreign currency borrowings.

Net operating income resulted to an increase of 16.2% for the six months of the period from last year's ₱1.55 billion to ₱1.81 billion this year.

Other income (charges) account, which include, among others, goodwill amortization, provision for decline in market value of temporary investments, net of foreign exchange gain, had a complete turnaround from net other charges of ₱4.5 million last year to a net other income of ₱25.6 million this year mainly due to appreciation of value of peso against US dollar.

FOODS

Universal Robina Corporation (URC) registered a consolidated net sales and services of ₱15.3 billion for the six months ended March 31, 2005, 14% higher than the ₱ 13.4 billion recorded in the same period of last year. This was the result of heavy investments in advertising and promotions, expansion of distribution network, wide range of product offerings and innovations with leading market shares in several domestic categories among others. Revenue growth was led again by the strong performance of its core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and improved revenues of its flour business under the Commodity Foods business unit. URC's gross profit improved by 14.5% to ₱ 4.1 billion compared to the same period of last year of ₱3.6 billion. Moreover, income from operations grew by 8% to ₱1.5 billion despite higher operating expenses. Operating expenses increased by 18.4% to ₱2.6 billion as a result of expanding regional operations and sustained marketing activities particularly on international business. Net income for the first half of fiscal year 2005 was higher by 8.7% to ₱1.1 billion compared to the same period of last year.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱ 3.2 billion for the six months ended March 31, 2005, reflecting a 12% increase from the ₱2.8 billion realized in the same period last year.

The Company's revenues and operating income are expected to improve further in the second half of the fiscal year with the expansion of its regional operations and as it domestically strengthen its market leadership in its core categories, consistently build strong brands, continuously improve product quality and better its cost competitiveness by streamlining plant operations and increasing cost efficiencies.

The Company's and its majority-owned subsidiaries' key performance indicators are growth in sales, gross margin, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) and net income measured from period to period.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱2.58 billion for the first half of fiscal year 2005, reflecting a 15% increase from last year's ₱2.24 billion. The Company was able to achieve a 15% growth in Income from Operations, from last year's ₱786.2 million to ₱900.3 million this year. EBITDA amounting to ₱1.48 billion this year shows 18% increase from last year's balance of ₱1.26 billion. Net income for the half of fiscal year 2005 stood at ₱626.9 million, up by 13% from last year's ₱554.7 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 59% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱1.52 billion as against last year's ₱1.37 billion. The 11% increase is due to improved rental of space in Robinsons Galleria and Robinsons Place – Manila and the increase in revenue contribution of newly-opened malls such as Robinsons Supercenter in Cainta, Robinsons Place – Lipa and Robinsons Place – Dasmariñas.

RLC's High Rise Buildings Division registered a 14% growth in revenues from ₱490.8 million last year to ₱557.2 million this year. This is mainly due to the recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City and Robinsons Place Residence in Manila. Also, lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center), which have become the choice corporate addresses of reputable multinational and domestic companies, increased by 16% from ₱94.7 million to ₱109.9 million over the same period.

The Hotel Division, a major contributor to the Company's recurring revenues, registered gross revenues of ₱234.2 million for the first half of FY 2005 as against last year's ₱232.1 million. The Company's two remaining hotels and apartelle continue to register satisfactory occupancy rates. The six-month average occupancy rates of Holiday-Inn Galleria Manila (HIGM), Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong stood at 75%, 77% and 61%, respectively. The Crown Plaza Hotel will open in 3rd Quarter of the calendar year.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱266.6 million, 88% higher than last year's ₱141.8 million. The higher revenue can be attributed to higher units sold and project completion.

Real Estate cost increased by 31% from ₱0.78 billion last year to ₱1.02 billion this year mainly due to higher maintenance and depreciation cost for the commercial division and incremental cost of condo and housing due to additional units sold. General and Administrative expense increased by 3% mainly due to additional malls and higher selling expenses due to higher revenues of both Housing and High-Rise Divisions.

RLC's key performance indicators are revenue growth, EBIT, EBITDA, Net Income and Debt to Equity Ratio.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues rose to ₱4.24 billion for the first half of the year, a 21.3% increase from last year's ₱3.49 billion.

Consolidated costs and expenses amounted to ₱4.26 billion for the six months ended June 30, 2005, or an 18.4% increase from ₱3.60 billion last year. This consisted substantially of marketing, selling and cost of sales; network related expenses; staff-related and other administrative expenses; and depreciation expense.

As a result of the foregoing, DIGITEL incurred a consolidated operating loss of ₱20.4 million for the first half of the year compared to operating loss of ₱101.1 million for the same period in 2004.

Net consolidated other charges amounted to ₱994.0 million for the six months ended June 30, 2005. The 52.3% increase from ₱652.7 million last year was mainly due to interest on bonds issued by a foreign subsidiary. As a result, consolidated pre-tax accounting loss amounted to ₱1.01 billion for the six months ended June 30, 2005 compared to ₱0.75 billion for the same period last year.

DIGITEL registered a higher consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱1.44 billion despite a consolidated net loss of ₱1.09 billion for the first half of 2005. For the six months ended June 30, 2004, consolidated EBITDA was ₱1.08 billion while consolidated net loss was ₱0.69 billion.

TEXTILES

Litton Mills, Inc.'s reported revenue for the six-month period ended March 31, 2005 amounted to ₱1.4 billion, increased by 10% over last year's ₱1.2 billion. This can be attributed to the increase in sales volume of woven category by 6%. However, gross margin decreased from 29.1% last year down to 20.5% this year. As a result, there was a complete turn-around on the Company's results of operations from an ₱84.0 million net income last year to a ₱5.9 million net loss this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue decreased by 50.5% during the period from last year's ₱3.47 billion to this year's ₱1.72 billion, as a result of decrease in sales volume by 69% despite increase in average selling price by 61%. Operating expenses decreased by 12% from ₱399.2 million last year to ₱350.6 million this year. Net loss for the six-month period increased from ₱54.3 million last year to ₱231.2 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱4.02 billion for the six-month period ended June 30, 2005, a 2% increase over last year's ₱3.94 billion for the same period. Domestic and regional operations both reported a 2% revenue growth from last year's. Cost of services for the six-month period increased by 14.3%, from ₱2.60 billion last year to ₱2.97 billion this year mainly due to higher cost of fuel. The increase in cost of services and operating expenses resulted to a significant drop in net income this year, from last year's ₱395.4 million to ₱30.7 million this year.

EQUITY EARNINGS

Equity earnings were reported at ₱525.0 million for the six-month period ended June 30, 2005, up by 12.6% from last year's equity earnings of ₱466.0 million. The increase was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

June 30, 2005 vs. December 31, 2004

As of June 30, 2005, the Company's balance sheet remains solid, with consolidated assets of ₱193.70 billion from ₱176.28 billion as of December 31, 2004.

Cash and cash equivalents increased from ₱8.02 billion as of December 31, 2004 to ₱11.52 billion as of June 30, 2005. As of June 30, 2005, the principal sources of cash were from operating activities amounting to ₱3.8 billion and from financing activities amounting to ₱11.3 billion. Cash was used mainly in investing activities amounting to ₱11.6 billion. Temporary cash investments, which consist mostly of investments in debt securities, increased by 31.1% from ₱21.57 billion as of December 31, 2004 to ₱28.27 billion as of June 30, 2005. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱29.59 billion as of year-end 2004 to ₱39.80 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 10.6% from ₱17.3 billion as of December 31, 2004 to ₱19.2 billion as of June 30, 2005 mainly due to higher installment sales of the property sector.

Inventories grew by 18.0% from ₱9.39 billion as of December 31, 2004 to ₱11.08 billion as of June 30, 2005 due to increase in materials in transit of food business.

Other current assets increased by 12.2% from ₱2.55 billion as of year end 2004 to ₱2.86 billion as of June 30, 2005 due to higher input tax during the period.

Accounts payable and accrued expenses increased by 12.5% from ₱19.75 billion as of year-end 2004 to ₱22.21 billion mainly due to higher accrued expenses and increased finance liabilities.

Notes payable increased by 10.6% from ₱8.41 billion as of December 31, 2004 to ₱9.30 billion as of June 30, 2005 due to additional loans during the period.

Estimated land development costs significantly increased by 143.5% to ₱1,400.5 million in 2005 from ₱575.2 million in 2004 due to real estate business' additional cost of various projects.

Customers' deposits and other current liabilities grew from ₱3.55 billion to ₱5.06 billion due to increase in unrealized gross profit by 115.2%, which can be attributed to additional units sold for various high-rise and housing projects.

Long-term debt, including current portion, increased by 17.5% from ₱59.28 billion as of December 31, 2004 to ₱69.64 billion due to issuance of US$200 URC bonds during the year.

Stockholders' equity grew to ₱67.53 billion as of June 30, 2005 from ₱65.97 billion at the end of 2004. Book value per share improved from ₱9.71 per share as of December 31, 2004 to ₱9.93 per share as of June 30, 2005.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of June 30, 2005 and December 31, 2004 and for the six months ended June 30, 2005 and 2004:

- Revenues amounted to ₱32.4 billion for the six months ended June 30, 2005, up by 8.4% from last year's ₱29.8 billion.
- EBIT increased by 18.0% to ₱5.43 billion as against last year's ₱4.60 billion.
- EBITDA increased by 16.5% from ₱7.73 billion in 2004 to ₱9.01 billion for the six months ended June 30, 2005.
- As of June 30, 2005, current ratio stood at 1.55:1 compared to 1.60:1 as of December 31, 2004.
- Financial debt to equity ratio stood at 1.17:1 as of June 30, 2005 as against 1.03.1 as of December 31, 2004 while Net debt to equity ratio remained at 0.58:1 same as that of December 31, 2004.

The manner by which the Company calculates the above key performance indicators for both year-end 2005 and 2004 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity.

As of June 30, 2005, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: 8-16-05

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 8-16-05

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 8-16-05

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P11,525,621**	P8,015,823
Temporary investments - net	**28,273,061**	21,572,708
Receivables - net	**19,159,785**	17,324,555
Inventories - net (Note 2)	**11,083,187**	9,394,912
Other current assets	**2,857,234**	2,547,503
Total Current Assets	**72,898,888**	58,855,501
Investments in Associates and Advances - net	**19,088,611**	18,669,693
Investments in Real Properties - net	**18,854,238**	18,137,152
Property, Plant and Equipment - net	**72,462,236**	70,829,636
Other Assets	**10,400,013**	9,783,159
	P193,703,986	P176,275,141
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P22,210,637**	P19,746,007
Notes payable	**9,298,325**	8,406,980
Current portion of long-term debt (Note 3)	**9,173,082**	4,509,603
Estimated liability for property and land development	**1,400,485**	575,189
Customers' deposits and other current liabilities	**5,064,227**	3,547,414
Total Current Liabilities	**47,146,756**	36,785,193
Long-term Debt - net of current portion (Note 3)	**60,466,167**	54,769,605
Due to Affiliated Companies and Other Liabilities	**8,477,800**	8,220,834
Total Liabilities	**116,090,723**	99,775,632
Minority Interest in Consolidated Subsidiaries	**10,085,442**	10,528,815
Stockholders' Equity	**67,527,821**	65,970,694
	P193,703,986	P176,275,141

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
REVENUES				
Foods	P7,504,263	P7,025,848	P15,292,093	P13,414,034
Telecommunications	2,089,532	1,746,873	4,238,314	3,494,653
Air transportation	2,167,779	2,143,388	4,015,780	3,938,376
Real estate and hotels	1,313,428	1,116,503	2,575,106	2,119,309
Petrochemicals	603,755	1,811,125	1,716,903	3,473,038
Textiles and other supplementary businesses	765,856	719,995	1,427,399	1,288,390
Equity in net earnings of associates	305,230	203,636	525,012	466,045
Interest, investment and other income	1,213,832	854,857	2,569,811	1,657,873
	15,963,675	15,622,225	32,360,418	29,851,718
COST AND EXPENSES				
Cost of sales and services	8,988,846	9,420,781	18,966,558	17,886,671
Operating and other expenses	4,361,332	3,868,788	8,334,999	7,499,007
Interest expense	1,713,777	1,421,847	3,253,739	2,912,232
	15,063,955	14,711,416	30,555,296	28,297,910
NET OPERATING INCOME	899,720	910,809	1,805,122	1,553,808
OTHER INCOME (EXPENSES) - net	99,550	97,673	25,565	(4,545)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	999,270	1,008,482	1,830,687	1,549,263
PROVISION FOR (BENEFIT FROM) INCOME TAX				
Current	(53,750)	244,297	333,581	350,310
Deferred	352,823	(9,893)	199,321	30,353
	299,073	234,404	532,902	380,663
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	700,197	774,078	1,297,785	1,168,600
NET LOSSES APPLICABLE TO MINORITY INTEREST	215,819	126,840	410,815	206,579
NET INCOME	P916,016	P900,918	P1,708,600	P1,375,179
Earnings Per Share (Note 4)	P0.13	P0.13	P0.25	P0.20

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on June 30, 2004 Unaudited Consolidated Financials Statements were restated to conform with the June 30, 2005 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Six Months Ended June 30	
	2005	2004
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Preferred - 426,900,000 shares (Note 6)	**426,900**	-
Additional paid-in capital	**7,642,633**	5,961,714
Accumulated translation adjustment	**1,272,248**	1,332,230
Retained earnings		
Beginning	**50,440,412**	44,881,325
Net income	**1,708,600**	1,375,179
Cash dividends - preferred shares	**(136,398)**	-
End	**52,012,614**	46,256,504
Treasury stock -at cost	**(721,848)**	(721,848)
	P67,527,821	P59,723,874

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Six Months Ended June 30	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before net losses applicable to minority interest	P1,297,785	P1,168,600
Adjustments for:		
Depreciation and amortization	3,579,830	3,131,780
Interest expense	3,253,739	2,912,232
Interest income	(1,843,574)	(1,593,806)
Provision for doubtful accounts	151,951	316,750
Equity in net earnings of associates	(525,012)	(466,045)
Operating income before working capital changes	5,914,719	5,469,511
Changes in operating assets and liabilities:		
Increase in:		
Receivables	(1,800,106)	(597,396)
Inventories	(1,688,275)	(614,857)
Other current assets	(309,732)	(538,815)
Other assets	(876,170)	(173,107)
Increase in:		
Accounts payable and accrued expenses	2,060,137	3,308,738
Customers' deposits and other current liabilities	1,516,813	433,011
Net cash generated from operations	4,817,386	7,287,085
Interest received	1,656,499	1,566,285
Interest paid	(2,712,848)	(3,489,231)
Net cash provided by operating activities	3,761,037	5,364,139
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	(6,700,352)	4,633,121
Investments in associates and advances	(45,380)	117,513
Property, plant and equipment	(4,953,114)	(5,210,847)
Investments in real properties	108,210	(1,006,656)
Net cash provided by (used in) investing activities	(11,590,636)	(1,466,869)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	891,345	(2,313,148)
Long-term debt	10,360,042	(5,795,086)
Due to affiliated companies and other liabilities	256,966	2,181,700
Minority interest in consolidated subsidiaries	(32,558)	34,377
Cash dividends paid	(136,398)	-
Net cash provided by (used in) financing activities	11,339,397	(5,892,157)
NET DECREASE IN CASH AND CASH EQUIVALENTS	P3,509,798	(P1,994,887)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,015,823	10,030,588
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P11,525,621	P8,035,701

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for derivative instruments and temporary investments which are stated at market, and hog market stock which is stated at net realizable value (NRV).

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Adoption of PAS/IAS No. 39 on Financial Instruments: Recognition and Measurement

The Company plans to undertake certain detailed activities, which include, among others, the following:
1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;
2. Development of a financial instruments policy that will cover accounting for financial instruments;
3. Evaluation on the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and,
4. Assessment of required process and system changes.

In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to January 1, 2005 retained earnings. Prior years' financial statements as allowed by the Securities and Exchange Commission (SEC) will not be restated.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the six months ended June 30, 2005 and 2004 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2005**	**2004**
Foods		
Universal Robina Corporation and Subsidiaries (URC)	**86.12**	86.12
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**90.11**	91.89
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.90

	Effective Percentage of Ownership	
	2005	2004
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Limited	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	82.28
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
At cost:		
Finished goods - net	P2,593,872	P1,636,712
Raw materials	2,641,638	2,756,675
	5,235,510	4,393,387
At net realizable value:		
Work-in-process	451,297	410,863
Spare parts, packaging materials and other supplies	2,616,311	2,319,733
Poultry and hog breeder stock, market stock and by-products	667,330	645,685
Subdivision land and condominium and residential units for sale	643,580	701,539
	4,378,518	4,077,820
Materials in-transit	1,469,159	923,705
	P11,083,187	P9,394,912

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 6,719,323**	P 6,536,595
Philippine Peso:		
Term loan from a local bank at interest rate of 3 months Market 1 + 2.25%	**875,000**	1,000,000
	7,594,323	7,536,595
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over LIBOR	**190,617**	1,352,322
US$ 100 million 8 3/8% Notes Due 2006	**2,906,354**	2,987,524
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**5,016,606**	5,031,251
US$ 100 million 9.25% Notes Due 2006	**5,262,212**	5,277,574
US$ 300 million 8.25% Notes Due 2008	**16,459,861**	16,507,913
US$ 125 million, 9% Guaranteed Notes Due 2008	**6,843,375**	7,034,500
US$ 200 million 8.25% Notes Due 2012	**10,949,400**	-
Zero Coupon 12% Convertible Bonds Due 2013	**11,027**	11,059
Various bank borrowings	**8,589,379**	7,561,843
Minimum capacity purchase agreement	**477,504**	535,240
	56,706,335	46,299,226
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in 25 equal annual amortizations	**63,051**	67,847
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**800,000**	900,000
P1,000 million Bonds	**1,000,000**	1,000,000
DBP-JBIC Term loan	**1,000,000**	1,000,000
	5,338,591	5,443,387
	69,639,249	59,279,208
Less current portion	**9,173,082**	4,509,603
	P 60,466,167	P 54,769,605

The exchange rate used to restate the foreign currency denominated long-term borrowings as of June 30, 2005 was P56.177:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P54.747:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of June 30, 2005 and 2004:

	Quarters Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
Net income	**P 916,016**	P 900,918	**P 1,708,600**	P 1,375,179
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Earnings per share				
Basic	**P 0.13**	P 0.13	**P 0.25**	P 0.20

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of June 30 is summarized as follows:

	REVENUES		EXPENSES	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 15,292,093**	P 13,414,034	**P 14,317,723**	P 12,517,316
Telecommunications	**4,238,314**	3,494,653	**4,777,851**	3,840,658
Petrochemicals	**1,716,903**	3,473,038	**1,907,101**	3,517,743
Air transportation	**4,015,780**	3,938,376	**3,985,055**	3,542,973
Real estate & hotels	**2,575,106**	2,119,309	**2,010,185**	1,588,577
Textiles and other supplementary business	**1,427,399**	1,288,390	**1,456,159**	1,209,020
Parent/International, capital and financial services	**3,094,823**	2,123,918	**2,197,744**	2,260,252
	P 32,360,418	P 29,851,718	**P 30,651,818**	P 28,476,539

	NET INCOME		TOTAL ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 974,370**	P 896,718	**P 55,394,664**	P 43,638,051
Telecommunications	**(539,537)**	(346,005)	**54,031,133**	49,160,020
Petrochemicals	**(190,198)**	(44,705)	**10,189,688**	12,172,250
Air transportation	**30,725**	395,403	**6,680,604**	2,908,375
Real estate & hotels	**564,921**	530,732	**24,731,709**	21,627,413
Textiles and other supplementary business	**(28,760)**	79,370	**4,278,487**	3,730,077
Parent/International, capital and financial services	**897,079**	(136,334)	**38,397,701**	38,557,397
	P 1,708,600	P 1,375,179	**P193,703,986**	P 171,793,583

	LIABILITIES		NET ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 35,306,362**	P 24,719,540	**P 20,088,302**	P 18,918,511
Telecommunications	**50,638,046**	44,637,508	**3,393,087**	4,522,512
Petrochemicals	**5,571,239**	6,038,994	**4,618,449**	6,133,256
Air transportation	**5,996,728**	1,820,270	**683,876**	1,088,105
Real estate & hotels	**12,750,318**	10,196,535	**11,981,391**	11,430,878
Textiles and other supplementary business	**1,935,467**	1,488,820	**2,343,020**	2,241,257
Parent/International, capital and financial services	**13,978,005**	23,168,042	**24,419,696**	15,389,355
	P126,176,165	P 112,069,709	**P 67,527,821**	P 59,723,874

6. STOCKHOLDERS' EQUITY

Preferred Shares

On July 27 and August 2, 2004, the Company's Board of Directors (BOD) authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, The BOD further resolved that the preferred stock shall have a par value of P1.00 per share and an issue price of P5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% per annum on Tranche 1 and Tranche 2, respectively, and shall be payable quarterly until final redemption. The Company shall establish a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value, not later than thirty days after issue date.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
June 30, 2005
(In Thousand Pesos)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	10,934,684	8,159,135	2,775,549
Less: Allowance for doubtful accounts	(2,041,364)	-	(2,041,364)
NET TRADE RECEIVABLES	8,893,320	8,159,135	734,185
NON-TRADE RECEIVABLES			
Finance receivables	2,868,835	2,868,835	-
Others	7,397,630	5,732,725	1,664,905
	10,266,465	8,601,560	1,664,905
	19,159,785	16,760,695	2,399,090